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                           June 17, 2024

       Brandon Robinson
       Chief Executive Officer
       New Horizon Aircraft Ltd.
       3187 Highway 35
       Lindsay, Ontario, K9V 4R1

                                                        Re: New Horizon
Aircraft Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2024
                                                            File No. 333-280086

       Dear Brandon Robinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Peter Strand